Exhibit 99.1

BiondVax Announces Closing of $8 Million Underwritten Public Offering

JERUSALEM, Dec. 20, 2022 (GLOBE NEWSWIRE) -- via InvestorWire – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV)(“Company”), a biotechnology company, which focuses on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases, today announced the closing of its underwritten public offering with gross proceeds to the Company to be $8,000,000, before deducting underwriting discounts and other expenses payable by the Company. The offering consists of 1,600,000 units and pre-funded units. Each unit consists of one American Depositary Share (“ADS”) and two warrants, each to purchase one ADS, and each pre-funded unit consists of one pre-funded warrant to purchase one ADS and two warrants each to purchase one ADS. One of the warrants will expire three years from the date of issuance, and the other warrant will expire one year from the date of issuance and may be exercised for half an ADS on or prior to six (6) months following the original issuance for no additional consideration. Each ADS (or pre-funded warrant) is being sold together with two warrants at a combined purchase price of $5.00 per unit (or $4.999 per pre-funded unit after reducing $0.001 attributable to the exercise price of the pre-funded warrants). Each ADS represents 400 of our ordinary shares, no par value per share.

The Company expects to use the net proceeds from the offering, together with its existing cash and cash equivalents, for the advancement of its NanoAbs development program, as well as general corporate purposes, which may include working capital, research and development activities, regulatory matters, capital investment or other related purposes.

Aegis Capital Corp. acted as the sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-267648) relating to the offering of the securities has been filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on December 15, 2022. The offering is being made only by means of a prospectus, copies of which may be obtained by contacting Aegis Capital Corp., 1345 Avenue of the Americas, 27th Floor, New York, NY 10105, by telephone at (212) 813-1010 or by email at syndicate@aegiscap.com. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its prior vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Investor Relations | +972 8 930 2529 | ir@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the expected closing date of the offering, the expected use of proceeds from the offering, the timing of future pre-clinical or clinical trials, and the therapeutic and commercial potential of NanoAbs. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that the Company’s expected use of proceeds changes, and that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in receipt of the preclinical and clinical trials data for NanoAbs, if any; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.